UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

The Estée Lauder Companies Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

518439 10 4
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☐           Rule 13d-1(c)
☒           Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 518439 10 4	SCHEDULE 13G	Page 2 of 8 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
William P. Lauder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	4,421,611 (see Item 4)
	6	SHARED VOTING POWER	3,258,454 (see Item 4)
	7	SOLE DISPOSITIVE POWER	4,421,611 (see Item 4)
	8	SHARED DISPOSITIVE POWER	3,258,454 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,680,065 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.2% (see Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

Page 2 of 8 pages

Item 1(a).                      Name of Issuer:

The Estée Lauder Companies Inc. (the “Issuer”)

Item 1(b).                      Address of Issuer's Principal Executive Offices

767 Fifth Avenue
New York, NY 10153

Item 2 (a)                      Name of Person Filing:

William P. Lauder (the “Reporting Person”)

Item 2 (b)                      Address of Principal Business Office or, if none, Residence:

767 Fifth Avenue
New York, NY 10153

Item 2 (c)                      Citizenship:

United States of America

Item 2 (d)                      Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

Item 2 (e)                      CUSIP Number:

518439 10 4

Item 3.                                Not applicable

Item 4.                                Ownership

(a)
As of December 31, 2009, the Reporting Person beneficially owned 7,680,065 shares of Class A Common Stock as follows:  (i) 58,811 shares of Class A Common Stock and 3,262,800 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the “Class B Common Stock”), held directly by the Reporting Person; (ii) 1,280,456 shares of Class A Common Stock and 634,152  shares of Class B Common Stock held indirectly as a co-trustee of the 1992 GRAT Remainder Trust f/b/o the Reporting Person (the “WPL GRAT Remainder Trust”); (iii) 1,343,846 shares of Class A Common Stock held indirectly as a co-trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder (the “GML Remainder Trust”); and (iv) 1,100,000 shares of Class A Common Stock subject to exercisable stock options held by the Reporting Person.

(b)
Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Restated Certificate of Incorporation.  Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 7,990,239 shares of Class A Common

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Stock, which would constitute 6.2% of the number of shares of Class A Common Stock outstanding.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer.  Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 3,783,133 shares of Class A Common Stock and the 3,896,952 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 4.7% of the aggregate voting power of the Issuer.

(c)
The responses of the Reporting Person to Rows (5) through (8) of the cover pages of this Schedule 13G are incorporated herein by reference.  The Reporting Person has sole voting and dispositive power with respect to the 4,421,611 shares of Class A Common Stock as follows: (i) 58,811 shares of Class A Common Stock and 3,262,800 shares of Class B Common Stock held directly by the Reporting Person; and (ii) 1,100,000 shares of Class A Common Stock subject to exercisable employee stock options held by the Reporting Person.  The Reporting Person shares voting and dispositive power with Gary M. Lauder and Joel S. Ehrenkranz, in each case, as co-trustees of the WPL Remainder Trust and the GML Remainder Trust, with respect to the 1,280,456  shares of Class A Common Stock and 634,152 shares of Class B Common Stock owned by the WPL Remainder Trust and the 1,343,846 shares of Class A Common Stock owned by the GML Remainder Trust.

Item 5.                                Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.                                Ownership of More than Five Percent on Behalf of Another Person

Beneficiaries of the WPL Remainder Trust and the GML Remainder Trust do not have the right to, but may receive (at the discretion of a co-trustee, Joel S. Ehrenkranz), dividends from, or the proceeds from the sale of, the shares of Class B Common Stock owned by their respective trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.                                Identification and Classification of Members of the Group

The Reporting Person is a party to a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto.  The stockholders who are parties to the Stockholders’ Agreement have agreed to vote in favor of the election of Leonard A. Lauder (or one of his sons) and Ronald S. Lauder (or one of his daughters) and one designee of each as directors of the Issuer.  The Stockholders’ Agreement also contains certain limitations on the transfer of shares of Class A Common Stock.  Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

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Item 9.                                Notice of Dissolution of Group

Not Applicable

Item 10.                      Certifications

Not Applicable

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2010

By:	/s/William P. Lauder
Name:	William P. Lauder

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EXHIBIT INDEX

Exhibit No.
A	List of Parties to the Stockholders’ Agreement

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EXHIBIT A

List of Parties to the Stockholders’ Agreement

Leonard A. Lauder, (a) individually and (b) as Trustee of The Estée Lauder 2002 Trust

Ronald S. Lauder, (a) individually, (b) as Trustee of The Descendents of Ronald S. Lauder 1966 Trust, and (c) as Trustee of The Estée Lauder 2002 Trust

William P. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Gary M. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder, (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder, (d) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Danielle Lauder, (e) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Rachel Lauder and (f) as Trustee of the Gary M. Lauder Revocable Trust u/a/d as of August 10, 2000, Gary M. Lauder, Settlor

LAL Family Partners L.P.

Joel S. Ehrenkranz, (a) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Richard D. Parsons, (a) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Estée Lauder and Joseph H. Lauder, as Grantors, (b) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Ronald S. Lauder, as Grantor, (c) as Trustee of the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor, (d) as Trustee of the Aerin Lauder Zinterhofer 2004 GRAT and (e) as Trustee of the Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003, Jane A. Lauder, as Grantor.

Ira T. Wender, as Trustee of The Estée Lauder 2002 Trust

The Estée Lauder Companies Inc.

The Ronald S. Lauder Foundation

Aerin Lauder Zinterhofer, as Trustee of the Aerin Lauder Zinterhofer 2008 Grantor Retained Annuity Trust

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